

December 29, 2010

**Via Facsimile ((312) 845-5506) and U.S. Mail**

Jonathan M. Grandon, Esq.
Ropes & Gray LLP
111 South Wacker Drive, 46<sup>th</sup> Floor
Chicago, IL  60606

>       **Re:     Eurand N.V.**
>       **Schedule TO-T filed December 21, 2010 by Axcan Pharma Holding**
>         **B.V. and Axcan Holdings Inc.**
>       **SEC File No. 005-82904**
>
>       **Schedule 13D filed by Axcan Pharma Holding B.V.**
>       **Filed on December 20, 2010**
>       **File No. 005-82904**

Dear Mr. Grandon:

We have limited our review of the filings to those issues we have addressed in our comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

**Schedule TO-T**

1.      We note the footnote in Item 12 that you are relying on Item 601(b)(2) of Regulation S-K to exclude some schedules and exhibits from your filing.  Please note that Item 1016 of Regulation M-A provides the exhibit filing requirements for Schedule TO.  Thus, please delete the footnote and file all schedules, exhibits or annexes to your exhibits with the Schedule TO.  In this regard, please file also the amendment to the Share Purchase Agreement entered into on December 16, 2010.

**Offer to Purchase**

Cover Page

2.      We note that the offer commenced on December 21, 2010 and is scheduled to expire at 12:01 a.m. on January 20, 2011.  Please revise the offer so that it is open 20 full business days in compliance with Rule 14e-1(a).  Note that December 24 and 31, 2010 and January 17, 2011 are federal holidays.

3.      Please revise the language in this section that states that the payment will be made "as promptly as practicable" to state that payment will be made "promptly," as required by Rule 14e-1(c).  Please make a similar revision in the first paragraph of page 1.

4.      We note the description of the Asset Sale.  In an appropriate location of the offer document, please explain the significance and relevance of the Asset Sale in connection with the tender offer.

5.      We note that the Asset Sale, dissolution and liquidation are subject to approval by the Eurand board of directors and its security holders.  Please revise to disclose the date on which such approvals are expected to be obtained.

6.      We note that you refer to several defined terms "as defined in the Purchase Agreement."  Please revise the offer document to define those terms instead of referring security holders to the Purchase Agreement.

Summary Term Sheet, page S-i

7.      We note on page S-iii that the Equity Providers are going to make an equity contribution of $160 million to finance the offer and that they are (or are affiliated with) the controlling shareholder of the bidder.  Please provide us with your detailed legal analysis of why you believe the Equity Providers are not bidders in this tender offer.  For guidance, refer to Rule 14d-1(g)(2), which defines the term "bidder" as "any person who makes a tender offer or on whose behalf a tender offer is made," and Section II.D.2 of the Division of Corporation Finance's "Current Issues and Rulemaking Projects Outline" (November 14, 2000; available on our web site at www.sec.gov).

8.      We note on pages S-iv and 20 the references to the Marketing Period and a definition of the term on page 26.  Please revise the offer document to describe the significance of the Marketing Period as it relates to the tender offer and its financing.

9.      We note that the while the bidders have received a commitment letter to finance

the purchase of securities, the offer is subject to a financing condition as stated in the last substantive paragraph of the response to the question "What are the most significant conditions of the Offer?" on page S-vi (prior to the cross-reference to Section 15).  Generally, when a bidder's ability to obtain financing is uncertain, a material change will occur in the information previously disclosed when the offer becomes fully financed.  Under Rule 14d-3(b)(1), a bidder is required to promptly file an amendment to its Schedule TO disclosing this material change.  Please confirm that the bidders will disseminate the disclosure of this change in a manner reasonably calculated to inform security holders as required by Rule 14d-4(d).  In addition, please confirm that five business days will remain in the offer following disclosure of the change or that the offer will be extended so that at least five business days remain in the offer.  Refer to Exchange Act Release Nos. 23421 (July 11, 1986 at footnote 70) and 24296 (April 3, 1987).

## Certain Information Concerning Eurand, page 17

10. Please delete the disclaimer in the first paragraph of this section (and in the first paragraph of section 10 on page 21) that attempts to relieve the bidders from responsibility for the accuracy or completeness of disclosure in their own document.  Such a disclaimer is inappropriate.

## Certain Information Concerning Parent and Purchaser, page 18

11. Please tell us why you need to qualify your disclosure in this section "to the best knowledge of Parent and Purchaser."  What prevents you from knowing and disclosing this information?  Please explain or delete the qualifiers.

## Source and Amount of Funds, page 19

12. Please provide the disclosure required by Item 1007(d) of Regulation M-A with respect to the debt financing.  Also, file the Debt Commitment Letter as an exhibit to the Schedule TO, as required by Item 1016(b) of Regulation M-A.

## Background of the Offer, page 21

13. We note the last sentence in the first paragraph.  Please revise this section to separate and specify the participation of TPG and Axcan representatives in each meeting instead of grouping their participation under the defined term "Axcan."

14. We note the reference on page 22 to Axcan receiving financial information from Eurand.  Please tell us whether that information included projected financial information and, if so, please disclose such information.

15. We note the reference on page 23 to Axcan's desire to retain Eurand's senior

management and the disclosure in the Eurand Schedule 14D-9 of the various change in control and retention agreements. It appears you have not availed yourself of the safe harbor included in Rule 14d-10(d) with respect to the referenced arrangements. Thus, please provide us a legal analysis of your compliance with the provisions of Rule 14d-10(a)(2).

16. Please revise the section captioned "Past Contacts, Transactions, Negotiations and Agreements" on page 24 to quantify the royalty payments made to Eurand during the past two years.

Certain Conditions of the Offer, page 43

17. Refer to the disclosure in the penultimate paragraph of this section relating to your ability to terminate the offer pursuant to the terms and conditions of the Purchase Agreement. Please confirm your understanding that an offer may only be terminated upon the failure of a condition.

18. Refer to the disclosure in the last paragraph of this section relating to your failure to exercise any of the rights described in this section. This language suggests that once an offer condition is triggered, you must decide whether or not to waive the condition. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

19. Please see our comment above. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the bidder should inform security holders how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the company's understanding in your response letter.

Schedule I

20. It is unclear how the information for the last four persons on page 48 and the first four persons on page 49 complies with Item 1003(c)(2) of Regulation M-A. Please advise or revise.

**Schedule 13D**

21.     We note that this filing relates to an acquisition of shares that occurred on November 30, 2010 and that the filing was not made until December 20, 2010. Please confirm your understanding that the initial Schedule 13D filing is required to be made within 10 days of the acquisition.  Also, tell us why the filing was not made on a timely basis.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the bidders are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from each bidder acknowledging that:

  · the bidder is responsible for the adequacy and accuracy of the disclosure in the filing;

  · staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  · the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please direct any questions to me at (202) 551-3619.  You may also contact me via facsimile at (202) 772-9203.  Please send all correspondence to us at the following ZIP code: 20549-3628.

                                        Sincerely,


                                        Daniel F. Duchovny
                                        Special Counsel
                                        Office of Mergers and Acquisitions